FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date:  March 26, 2003

TALISMAN ENERGY INC.

Commission File No. 1-6665

[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,

 Calgary, Alberta, Canada, T2P 5C5

[Address of principal executive offices]

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F

√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _N/A_.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __N/A___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[√ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -  N/A .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.

[Registrant]

Date:  March 26, 2003

  By:     CHRISTINE D. LEE

Christine D. Lee

Assistant Corporate Secretary

N E W S   R E L E A S E

TALISMAN REPORTS DRILLING SUCCESS AT MONKMAN EVALUATION OF DEEP GAS POTENTIAL CONTINUES

CALGARY, Alberta – March 26, 2003 – Talisman Energy Inc. has drilled two successful natural gas wells in its core Monkman area in northeastern British Columbia.  Both wells tested at rates in excess of 20 mmcf/d and have recently been put on production.

Talisman (operator 73.05%), Burlington Resources (19.3425%), Dominion Exploration Partnership (4.375%) and Enco Resources Company (3.255%) , drilled a successful well at Bullmoose c-86-E to a total measured depth of 9,570 feet in the Triassic.  The well tested at 24 mmcf/d with a flow ing tubing pressure of just over 2,000 pounds per square inch.  The well is now on production a t 20 mmcf/d.

A second well , Talisman Burlington Sukunka c-83-K (Talisman operator 50%; Burlington Resources 50%), was drilled to a total measured depth of 12,034 feet in the Triassic and encountered large volumes of natural gas.  The well tested at 37 mmcf/d with a flowing tubing pressure of approximately 3,000 pounds per square inch.  The well came on production in February 2003 at an initial rate of 22 mmcf/d and is currently restricted due to facility limitations and good reservoir management practices ..

A follow up well to the successful West Sukunka b-79-J deep Per mian test was spud on December 9, 2002.  This new well is expected to be completed by mid - year ..  The b-79-J well was brought on production in September 2002 and is currently producing at a stabilized rate of 6-7 mmcf/d.  Talisman is operator (40%) with Anadarko Canada Corporation (30%), National Fuel Exploration Corp (20%) and Oiltec Resources Ltd. (10%) participating.  Two additional deep (Pale o zoic) wells are planned for 2003.

Talisman’s 2003 budget for the Monkman area is $40 million and includes participating in a total of five wells.  Talisman’s Monkman properties are currently producing at about 85 mmcf/d, accounting for almost 10% of the Company’s total North American gas volumes.  With ongoing success in the Triassic play, the potential of the deeper play and the Company’s ownership of s trategic infrastructure, the Monkman region will continue to be a long-life, high value, core natural gas area for Talisman.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman's shares are listed on Toronto Stock Exchange in Canada and New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Investor Relations & Corporate Communications

Phone:

403-237-1196

Fax:

403-237-1210

E-mail:

tlm@talisman-energy.com

Website:

www.talisman-energy.com

07/03